Contact

www.linkedin.com/in/tarasvodyanyy (LinkedIn)

Top Skills

Management
Business Development
Leadership

Taras Vodyanyy

CEO and Co-founder of Sirocco Energy.
San Francisco, California, United States

Summary

My mission in Sirocco Energy is to make urban wind generation accessible and reliable, eliminating current negative implications such as noise, vibration, and expensiveness. We want to give people an opportunity to produce and use their power, while making a positive contribution to the environment, securing themselves and gaining energy independence.

Experience

Sirocco Energy
Chief Executive Officer
September 2016 - Present (6 years 7 months)
Пало-Алто, Калифорния, Соединенные Штаты Америки

Sirocco Energy has developed a new kind of wind generator designed for the urban environment. As a linear wind generator, Sirocco wind turbines have a more efficient principle of work, which produces important advantages over traditional wind turbines: high efficiency, low noise and vibration, easy installation, low price and aesthetic design.

TAK branding agency
Founder
July 2004 - Present (18 years 9 months)

We have been working in marketing and business consulting for more than 15 years. Among our clients: TOP-1 in their niches on Amazon, leaders in clothing retail in Italy, service companies, medical institutions, production, online stores and restaurants all over the world.